UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,643,129

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,643,129

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,643,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,647,629

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,647,629

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,647,629

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) IN

The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT Holdings”), and Robert B. Rowling, an individual resident of the State of Texas (“Mr. Rowling” and, together with TRT Holdings, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on January 23, 2009, Amendment No. 3 filed on January 28, 2009, Amendment No. 4 filed on March 11, 2009, Amendment No. 5 filed on December 12, 2009, Amendment No. 6 filed on August 12, 2011, Amendment No. 7 filed on January 17, 2012, Amendment No. 8 filed on July 17, 2012 and Amendment No. 9 filed on August 7, 2012 (collectively, the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 10 to the Schedule 13D.  The Schedule 13D shall not be modified except as specifically provided herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 13, 2012, TRT Holdings, the Issuer and Deutsche Bank Securities Inc. (the “Underwriter”) entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which TRT Holdings agreed to sell to the Underwriter, and the Underwriter agreed to purchase from TRT Holdings, 5,643,129 Common Shares at a price of $40.00 per share, less an underwriting discount of $1.00 (the “Offering Price”), representing an aggregate purchase price received by TRT Holdings of $220,082,031.00 (the “Secondary Offering”).  In addition, the Issuer agreed to reimburse TRT Holdings for 50% of the underwriting discount in the Secondary Offering ($0.50 per share), which equals $2,821,564.50.  Pursuant to the Underwriting Agreement the Underwriter was granted an option to purchase an additional 846,469 Common Shares from the Issuer at the Offering Price if such option is exercised by the Underwriter.  The Secondary Offering is scheduled to close on August 16, 2012, subject to customary closing conditions.  The Underwriting Agreement also contains customary terms and conditions for a public offering, including customary representations and warranties and indemnity provisions.

The description of the Underwriting Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows: The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

Exhibit 99.1              Underwriting Agreement, dated as of August 13, 2012, by and among TRT Holdings, Inc., Gaylord Entertainment Company and Deutsche Bank Securities Inc.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 13, 2012

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

/s/ Robert B. Rowling
Robert B. Rowling

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).